January 27, 2022

John Stickel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	SAFG Retirement Services, Inc.
Draft Registration Statement on Form S-1
Submitted December 21, 2021
CIK No. 0001889539

Dear Mr. Stickel:

This letter sets forth the responses of SAFG Retirement Services, Inc. (the “Registrant”) to the comments contained in your letter, dated January 14, 2022, relating to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on December 21, 2021 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is submitting confidentially, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Draft Registration Statement on Form S-1 filed December 21, 2021

General

1.
Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

The Registrant will supplementally provide the Staff with copies of all such written communications presented to potential investors when available.

2.
Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

If and to the extent that additional graphics, maps, photographs, and related captions or other artwork are included, the Registrant will provide any such material to the Staff for review prior to printing and circulating the preliminary prospectus. The Registrant acknowledges that the Staff may have further comments on these materials once they are provided.

Market and Industry Data, page iii

3.
Please advise us whether the data provided by LIMRA or Cerulli Associates Inc. was obtained from market reports commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement or explain to us why this is not required. Consistent with your disclosure on page 244, also disclose here that Mr. Hogan serves on the board of the parent company of LIMRA.

The Registrant advises the Staff that none of the third-party market and industry data provided by Life Insurance Marketing and Research Association International, Inc. (“LIMRA”) or Cerulli Associates Inc. and disclosed in the Registration Statement is derived from a source that was commissioned by the Company.

In addition, the Registrant has revised its disclosure under the heading “Market and Industry Data” to include a statement that Mr. Hogan serves on the board of the parent company of LIMRA.

J. Stickel	2	January 27, 2022
Our Strategy, page 9

4.
Please provide clarification for your statement that you have seen several of your competitors leave parts of the annuity market. In this regard, please clarify if there have also been new entrants into the market or just departures, why you believe competitors have been leaving, and also discuss the parts of the annuity market to which you refer.

The Registrant has revised its disclosure to remove statements that the Registrant has observed its competitors leaving parts of the annuity market.

Material changes to, or termination of, our significant investment advisory contracts with other parties, page 41

5.
We note that your asset management operations rely on AIG for a number of significant services and benefits from its affiliation with AIG in certain common vendor relationships. Please expand this risk factor to briefly identify these significant services and common vendor relationships, or provide a cross-reference to more detailed disclosure located elsewhere in the prospectus.

The Registrant has revised its disclosure to remove statements that the Registrant’s asset management operations rely on AIG for a number of significant services and benefit from its affiliation with AIG in certain common vendor relationships, as the Registrant no longer expects its asset management operations to rely on AIG or to benefit from such common vendor relationships.

Use of Non-GAAP Financial Measures and Key Operating Metrics, page 86

6.	Please revise to present a reconciliation for adjusted revenue. Refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.

The Registrant has revised its disclosure under the heading “Use of Non-GAAP Financial Measures and Key Operating Metrics” to add a reconciliation for adjusted revenue.

7.
Please revise to discuss the reasons premiums and deposits provides useful information to investors and any additional purposes, if any, for which management uses this measure. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K for guidance.

The Registrant has revised its disclosure under the heading “Use of Non-GAAP Financial Measures and Key Operating Metrics” to discuss the reasons premiums and deposits provide useful information to investors and additional purposes for which management uses this measure.

Liquidity and Capital Resources of SAFG Parent and Intermediate Holding Companies, page 148

8.
We note your disclosure here that AIG has unconditional capital maintenance agreements in place with certain of your subsidiaries, implying the existence of multiple agreements. Please reconcile this with your disclosure on page 277 that the company had one capital maintenance agreement, between AGC and AIG, or advise.

The Registrant has revised its disclosure to remove statements that AIG has more than one capital maintenance agreement in place with certain of the Registrant’s subsidiaries, as there is only one capital maintenance agreement between AIG and the Registrant’s subsidiaries.

Group Retirement – Strategy, page 199

9.	Please briefly describe SmartRetirement Plus so investors understand how it reflects the strategy outlined in this section.

The Registrant has revised its disclosure under the heading “Strategy” to add a description of SmartRetirement Plus.

Life Insurance - Strategy, page 208

10.
Please disclose whether your new SIWL product launched in the fourth quarter of 2021 as anticipated or update the timing accordingly. Also, discuss the new underwriting data sources that you believe have the potential to replace traditional forms of medical information. Further, discuss the extent to which you have already started integrating such data sources, and your plan to continue integrated these data sources to improve your underwriting and customer acquisition process. Finally, briefly detail on page 209 how you have expanded your use of electronic database sources of evidence as part of the process of improving your underwriting.

The Registrant has revised its disclosure under the heading “Business—Life Insurance—Strategy” to discuss the SIWL product launch in the fourth quarter of 2021. In addition, the Registrant has revised its disclosure under the heading “Business—Life Insurance—Risk Management—Underwriting” in response to the remainder of the Staff’s comment.

J. Stickel	3	January 27, 2022
Investment Management – Overview, page 219

11.	Please revise to include the chart that depicts the loss adjusted returns on your general account portfolio from 2010 to 2020.

The Registrant has revised its disclosure to remove disclosure relating to loss adjusted returns on its general account portfolio from 2010 to 2020.

Management, page 242

12.
We note your disclosure on page 244 that Mr. Hogan has served as a director of SAFG since November 2, 2021, and that he also serves as your Executive Vice President and Chief Executive Officer. Please update to disclose the date which Mr. Hogan began serving as an executive officer in these capacities. Similarly, also disclose in this section when Mr. Habayeb began serving as Executive Vice President and Chief Financial Officer. Refer to Item 401(b) of Regulation S-K.

The Registrant has revised its disclosure to include the dates on which Mr. Hogan and Mr. Habayeb began to serve in their respective executive officer positions of the Registrant.

Board Committees, page 247

13.
We note your disclosure on page 38 that in connection with your separation from AIG, you will transition to separate information systems and will be responsible for your own cybersecurity. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board will administer this oversight function and any effect this will have on the board’s leadership structure.

The Registrant has added disclosure under the heading “Management—Corporate Governance—Board Committees—Cybersecurity Risk Management” regarding the nature of the board’s role in overseeing the Registrant’s cybersecurity risk management, the manner in which the board will administer this oversight function and any effect on the board’s leadership structure.

Exclusive Forum, page 286

14.
We note that your forum selection provision identifies the federal district courts as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Further, while your risk factor on page 58 discusses the additional costs you could incur associated with resolving such action in other jurisdictions, please also describe the risk that the choice of forum provision may increase the costs for shareholders to bring a claim.

The Registrant has revised its disclosure to describe the risk that the choice of forum provision may increase the cost for a stockholder to bring a claim. With respect to the remainder of the Staff’s comment, the Registrant notes that the purpose of the forum selection provision as drafted is to restrict the filing of litigation asserting claims under the Securities Act to federal court, as permitted under the concurrent jurisdiction provision of Section 22 of the Securities Act and relevant case law, including notably the 2020 decision of the Delaware Supreme Court in Salzberg v. Sciabacucchi.

Note 3. Segment Information, page F-24

15.	Please revise to present identifiable assets and capital expenditures by reportable segment.

The Registrant has revised its disclosure under the heading “Segment Information” in Note 3 to the Registrant’s audited combined financial statements to disclose that it does not allocate assets to reportable segments.

Note 15. Contingencies, Commitments and Guarantees, page F-108

16.	In accordance with ASC 450-20-50, please revise to clearly disclose the following information for your legal contingencies in aggregate or individually:

•	The amount or range of reasonably possible losses in addition to amounts accrued, or

•	That reasonably possible losses cannot be estimated, or

•	That any reasonably possible losses in addition to amounts accrued are not material to your financial statements.

The Registrant advises the Staff that the Registrant will address the Staff’s comment regarding legal contingencies in a future amendment to the Registration Statement that includes the audited financial statements for the twelve months ended December 31, 2021.

J. Stickel	4	January 27, 2022
Subsidiary Dividend Restrictions, page F-119

17.
Please revise to disclose the amount of retained earnings or net income that is restricted or free from restrictions for payment of dividends by SAFG. Refer to Rule 4-08(e)(1) of Regulation S-X for guidance.

The Registrant advises the Staff that the Registrant will address the Staff’s comment regarding the amount of retained earnings or net income that is restricted or free from restrictions for payment of dividends by the Registrant in a future amendment to the Registration Statement that includes the audited financial statements for the twelve months ended December 31, 2021.

Sale of Certain AIG Life and Retirement Retail Mutual Fund Businesses, page F-152

18.
Please revise here or in MD&A to quantify the impact of the sale on your financial results, metrics and trends. Additionally, more clearly describe if the twelve mutual funds managed by SAAMCo were included in the sale and/or the relevancy of this aspect of the transaction.

The Registrant has revised its disclosure under the amended heading “Sale of Certain Assets of Our Retail Mutual Funds” in “Management’s Discussion and Analysis of Financial Condition and Operations” to quantify the historical impact of the retail mutual fund business on the Registrant. In addition, the Registrant has revised its disclosure under the amended heading “Sale of Certain Assets of Our Retail Mutual Funds” in “Management’s Discussion and Analysis of Financial Condition and Operations” and the heading “Legal Entity / Other” in Note 21 to the Registrant’s audited combined financial statements and Note 1 to the Registrant’s unaudited combined financial statements to add discussion related to the twelve mutual funds managed by SAAMCo.

Note 8. Variable Interest Entities, page F-195

19.
Please revise to disclose quantitative information about your involvement with VIEs including the amount of revenue, net income (loss) attributable to SAFG and net income (loss) attributable to noncontrolling interests recognized for each period presented. Refer to paragraphs 5A.d. and 2AA.d. of ASC 810-10-50.

The Registrant has revised its disclosure under the heading “Balance Sheet & Income Statement Classification” in Note 9 to the Registrant’s audited combined financial statements and in Note 8 to the Registrant's unaudited combined financial statements to add the amount of revenue, net income (loss) attributable to the Registrant and net income (loss) attributable to noncontrolling interests recognized for each period presented.

Exhibit Index, page II-5

20.
We note your disclosure on page 11 that you expect to enter into letter of credit facilities, a revolving credit facility and a delayed draw term loan facility, and that you anticipate issuing debt securities prior to the consummation of this offering. Please confirm that you will file any material agreements that will be in place at the time of the offering, or tell us why these are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

The Registrant confirms that it will file as exhibits to the Registration Statement any material agreements that will be in place at the time of the offering and are required to be filed under Regulation S-K Item 601.

* * * *

J. Stickel	5	January 27, 2022
If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Kevin Hogan, President and Chief Executive Officer Christine Nixon, Chief Legal Counsel
SAFG Retirement Services, Inc.